October 31, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt

Re:	Dynamix Corporation Registration Statement on Form S-1 (as amended) File No. 333-280719

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Dynamix Corporation (the “Registrant”) hereby respectfully requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its request, dated as of October 30, 2024 (the “Effectiveness Request”), for the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended) (File No. 333-280719) (the “Registration Statement”), with such request to be approved effective as of the date hereof or at the earliest date hereafter.

If you have any questions with respect to this matter, please contact Gerald M. Spedale at Gibson, Dunn & Crutcher LLP, our external counsel, at (346) 718-6888. Thank you for your assistance in this matter.

Sincerely,

DYNAMIX CORPORATION

By:	/s/ Andrea Bernatova
Andrea Bernatova
Chief Executive Officer

cc:	Evan D’Amico, Gibson, Dunn & Crutcher LLP
Gerald M. Spedale, Gibson, Dunn & Crutcher, LLP